
10035400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peregrine C. Broadbent 212-284-2338
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peregrine C. Broadbent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferies & Company, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Exec.VP and Chief Financial Officer

Title

Notary Public

STACI L. PALAZZO
Notary Public, State Of New York
No. 01PA5026715
Qualified In Nassau County
Commission Expires April 25, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Board of Directors
Jefferies & Company, Inc:

We have audited the accompanying consolidated statement of financial condition of Jefferies & Company, Inc. and subsidiaries (the Company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the financial position of Jefferies & Company, Inc. and subsidiaries as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2010

JEFFERIES & COMPANY, INC.
AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2009

(Dollars in thousands, except per share amounts)

Assets		
Cash and cash equivalents	$	1,536,954
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations		1,089,377
Securities borrowed		7,771,294
Financial instruments owned, including securities pledged to creditors of $5,200,176		7,153,138
Securities purchased under agreements to resell		3,513,342
Receivables:		
Brokers, dealers and clearing organizations		495,523
Customers		999,643
Fees, interest and other		67,499
Due from affiliate		46,294
Premises and equipment		112,866
Goodwill		254,398
Other assets		339,742
Total assets	$	23,380,070
Liabilities and Stockholder's Equity		
Securities loaned	$	3,825,223
Financial instruments sold, not yet purchased		3,570,509
Securities sold under agreements to repurchase		8,194,660
Payables:		
Brokers and dealers		322,952
Customers		3,228,105
Due to affiliate		1,395,344
Accrued expenses and other liabilities		540,885
		21,077,678
Long-term debt		500,000
Total liabilities		21,577,678
Stockholder's equity:		
Class A common stock of $0.10 par value. Authorized, issued, and outstanding 11,000 shares		1
Additional paid-in capital		1,070,901
Accumulated other comprehensive loss		(139)
Retained earnings		731,629
Total stockholder's equity		1,802,392
Total liabilities and stockholder's equity	$	23,380,070

See accompanying notes to Consolidated Statement of Financial Condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Organizational Structure

The accompanying Consolidated Statement of Financial Condition includes the accounts of Jefferies & Company, Inc. and its wholly owned subsidiaries (together, we or us), Jefferies Insurance Holdings LLC, and all other entities in which we have a controlling financial interest. Jefferies & Company, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Jefferies Group, Inc. (Parent). We operate and are managed as a single business segment, that of an institutional securities broker-dealer, which includes several types of financial services, such as principal and agency transactions in equity, high yield, corporate bond, mortgage- and asset-backed, municipal, government and agency, convertible and international securities, as well as investment banking and fundamental research.

(b) Principles of Consolidation

Our policy is to consolidate all entities in which we own more than 50% of the outstanding voting stock and have control. In addition, we consolidate entities which lack characteristics of an operating entity or business for which we are the primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, direct or implied. In situations where we have significant influence but not control of an entity that does not qualify as a variable interest entity, we apply the equity method of accounting or fair value accounting. We also have formed nonconsolidated investment vehicles with third-party investors that are typically organized as partnerships or limited liability companies. We act as general partner or managing member for these investment vehicles and have generally provided the third-party investors with termination or "kick-out" rights.

All material intercompany accounts and transactions are eliminated in consolidation.

(c) Cash Equivalents

Cash equivalents include highly liquid investments not held for resale with original maturities of three months or less.

(d) Cash and Securities Segregated and on Deposit for Regulatory Purposes or Deposited With Clearing and Depository Organizations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, we as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In addition, certain financial instruments used for initial and variation margin purposes with clearing and depository organizations are recorded in this caption.

(e) ***Financial Instruments Owned and Financial Instruments Sold, not yet Purchased and Fair Value***

Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value, either through the fair value option election or as required by other accounting pronouncements. These instruments primarily represent our trading activities and include both cash and derivative products. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Fair Value Hierarchy

In determining fair value, we maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. We apply a hierarchy to categorize our fair value measurements broken down into three levels based on the transparency of inputs as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3: Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation Process for Financial Instruments

Financial instruments are valued at quoted market prices, if available. For financial instruments that do not have readily determinable fair values through quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, mid-market pricing is applied and adjusted to the point within the bid-ask range that

(Continued)

meets our best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

The valuation process for financial instruments may include the use of valuation models and other techniques. Adjustments to valuations (such as counterparty, credit, concentration or liquidity) derived from valuation models may be made when, in management's judgment, either the size of the position in the financial instrument in a nonactive market or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded require that an adjustment be made to the value derived from the models. An adjustment may be made if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument and are adjusted for assumptions about risk uncertainties and market conditions. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.

Cash products - Where quoted prices are available in an active market, cash products are classified in Level 1 of the fair value hierarchy and valued based on the quoted exchange price, which is generally obtained from pricing services. Level 1 cash products are highly liquid instruments and include listed equity and money market securities and G-7 government and agency securities. Cash products classified within Level 2 of the fair value hierarchy are based primarily on broker quotations, pricing service data from external providers and prices observed for recently executed market transactions. If quoted market prices are not available for the specific security then fair values are estimated by using pricing models, quoted prices of cash products with similar characteristics or discounted cash flow models. Examples of cash products classified within Level 2 of the fair value hierarchy are corporate, convertible and municipal bonds, agency and non-agency mortgage-backed securities and to-be-announced ("TBA") securities. If there is limited transaction activity or less transparency to observe market-based inputs to valuation models, cash products presented at fair value are classified in Level 3 of the fair value hierarchy. Fair values of cash products classified in Level 3 are generally based on an assessment of each underlying investment, cash flow models, market data of any recent comparable company transactions and trading multiples of companies considered comparable to the instrument being valued and incorporate assumptions regarding market outlook, among other factors. Additionally, investments in entities that have the characteristics of an investment company are valued based on the investment's net asset value calculated based on the fair value of an entity's underlying assets and liabilities unless the investment is held in a trading portfolio. Cash products in this category include illiquid equity securities, auction rate securities, commercial loans, private equity and hedge fund investments, distressed debt instruments and Alt-A and subprime non-agency mortgage-backed securities as little external price information is currently available for these products. For distressed debt instruments, commercial loans and loan commitments, loss assumptions must be made based on default scenarios and market liquidity and prepayment assumptions must be made for mortgage-backed securities.

Derivative products – Exchange-traded derivatives are valued using quoted market prices, which are generally obtained from pricing services and are classified within Level 1 of the fair value hierarchy. Over-the-counter ("OTC") derivative products are generally valued using models, whose inputs

reflect assumptions that we believe market participants would use in valuing the derivative in a current period transaction. Inputs to valuation models are appropriately calibrated to market data, including but not limited to yield curves, interest rates, volatilities, equity, debt and commodity prices and credit curves. Fair value can be modeled using a series of techniques, including the Black-Scholes option pricing model and other comparable simulation models. For certain OTC derivative contracts, inputs to valuation models do not involve a high degree of subjectivity as the valuation model inputs are readily observable or can be derived from actively quoted markets. OTC derivative contracts thus classified in Level 2 include interest rate swaps and equity option contracts. Derivative products that are valued based on models with significant unobservable market inputs are classified within Level 3 of the fair value hierarchy. Level 3 derivative products include equity warrant and option contracts where the volatility of the underlying equity securities are not observable due to the terms of the contracts and the correlation sensitivity to market indices is not transparent for the term of the derivatives.

(f) *Investments in Managed Funds*

Investments in managed funds include our investments in funds managed by us and our investments in third-party managed funds in which we are entitled to a portion of the management and/or performance fees. Investments in nonconsolidated managed funds are accounted for on the equity method.

(g) *Securities Borrowed and Securities Loaned*

Securities borrowed and Securities loaned are carried at cost. In connection with both trading and brokerage activities, we borrow securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date, and lend securities to other brokers and dealers for similar purposes. We have an active securities borrowed and lending matched book business in which we borrow securities from one party and lend them to another party. When we borrow securities, we generally provide cash to the lender as collateral, which is reflected in our Consolidated Statement of Financial Condition as Securities borrowed. Similarly, when we lend securities to another party, that party provides cash to us as collateral, which is reflected in our Consolidated Statement of Financial Condition as Securities loaned. The initial collateral advanced or received approximates or is greater than the fair value of the securities borrowed or loaned. We monitor the fair value of the securities borrowed and loaned on a daily basis and request additional collateral or return excess collateral, as appropriate.

(h) *Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase*

Securities purchased under agreements to resell and Securities sold under agreements to repurchase (collectively "repos") are accounted for as collateralized financing transactions and are recorded at their contracted repurchase amount.

(Continued)

We monitor the fair value of the underlying securities daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate. We carry repos on a net basis by counterparty, when appropriate.

(i) Securitization Activities

We engage in securitization activities related to residential and commercial mortgage-backed securities. Such transfers of financial assets are accounted for as sales when we have relinquished control over the transferred assets. We may retain interests in the securitized financial assets as one or more tranches of the securitization. These retained interests are included with Mortgage- and asset-backed securities in the Consolidated Statement of Financial Condition at fair value.

(j) Receivable from, and Payable to, Customers

Receivable from and payable to customers includes amounts receivable and payable on cash and margin transactions. Securities owned by customers and held as collateral for these receivables are not reflected in the accompanying Consolidated Statement of Financial Condition.

(k) Premises and Equipment

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter. As of December 31, 2009 furniture, fixtures, equipment and software amounted to $218.0 million and leasehold improvements amounted to $78.3 million. Accumulated depreciation and amortization was $183.5 million as of December 31, 2009.

(l) Goodwill

At least annually, and more frequently if warranted, we assess whether goodwill has been impaired by comparing the estimated fair value of each reporting unit with its estimated net book value, by estimating the amount of stockholders' equity required to support each reporting unit. Periodically estimating the fair value of a reporting unit requires significant judgment and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge. We completed our annual assessment of goodwill as of September 30, 2009 and no impairment has been identified.

(m) Income Taxes

Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets

and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(n) Legal Reserves

We recognize a liability for a contingency when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, we accrue the most likely amount of such loss, and if such amount is not determinable, then we accrue the minimum of the range of probable loss.

We record reserves related to legal proceedings in Accrued expenses and other liabilities to the extent such losses are probable and can be estimated. The determination of these reserve amounts requires significant judgment on the part of management. We consider many factors including, but not limited to: the amount of the claim; the basis and validity of the claim; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

(o) Accounting and Regulatory Developments

Accounting Standards Codification. The FASB established the Accounting Standards Codification™ ("ASC") on July 1, 2009 as the single source of authoritative GAAP to be applied by nongovernmental entities. The ASC supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in the ASC is no longer authoritative.

Following the ASC, the FASB no longer issues new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it issues Accounting Standards Updates, which serve to update the ASC, provide background information about the guidance and provide the basis for conclusions on the changes to the ASC. GAAP was not changed as a result of the FASB's codification project, but the codification project changes the way the guidance is organized and presented. As a result, these changes have a significant impact on how we reference GAAP in our financial statements and in our accounting policies for financial statements issued for interim and annual periods.

The following is a summary of ASC Topics that have impacted or will impact our disclosures and/or accounting policies for financial statements issued for interim and annual periods:

Business Combinations. We apply the provisions of accounting described in ASC 805, Business Combinations Topic, to business combinations occurring after January 1, 2009. This requires an entity to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration measured at their fair value at the acquisition date for any business combination consummated after the effective date. It further requires that acquisition-related costs are to be recognized separately from the acquisition and expensed as incurred. Adoption of this accounting change did not affect our financial condition but may have an effect on accounting for future business combinations.

Consolidation. We have adopted accounting changes described in ASC 810, Consolidation Topic, as of January 1, 2010, which require that the party who has the power to direct the activities of a

variable interest entity that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity consolidate the variable interest entity. The changes to ASC 810, effective as of January 1, 2010, eliminate the quantitative approach previously applied to assessing the consolidation of a variable interest entity and require ongoing reassessments for consolidation. The adoption did not have a material effect on our financial condition.

Derivatives and Hedging. We adopted accounting changes described in ASC 815, Derivative and Hedging Topic, effective January 1, 2009, requiring qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts and disclosures about credit-risk-related contingent features in derivative agreements. Since changes required as of January 1, 2009 required only additional disclosures concerning derivatives and hedging activities, adoption did not affect our financial condition.

Fair Value Measurements and Disclosures. We adopted accounting updates included in ASC 820, Fair Value Measurements and Disclosures Topic, as of April 1, 2009, which provide additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. ASC 820 also includes guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of these updates did not have a material effect on our financial condition.

In August 2009, the FASB issued accounting updates to ASC 820, Fair Value Measurements and Disclosures Topic – Measuring Liabilities at Fair Value, which provides clarifying guidance for determining the fair value of a liability. We adopted this accounting update on October 1, 2009, which did not have a material effect on our financial condition.

On October 1, 2009, we adopted the accounting updates to ASC 820, Fair Value Measurements and Disclosures Topic – Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). Accordingly, investments in entities that have the characteristics of an investment company and have no readily determinable fair value are measured based on the net asset value per share of the investment. The accounting updates also require disclosure by major category of investment about the attributes of the investment, the nature of any redemption restrictions on the investment, any unfunded commitments we have pertaining to the investment and the investment strategies of the underlying investees. There was no effect on our financial condition as a result of this adoption.

Subsequent Events. We adopted accounting described in ASC 855, Subsequent Events Topic, as of our financial period ended December 31, 2009, requiring that management evaluate events and transactions that may occur for potential recognition or disclosure in the financial statements after the balance sheet date through the date the financial statements are issued and determining the circumstances under which such events or transactions must be recognized in the financial statements. The adoption did not have an effect on our financial condition.

Transfers and Servicing. We adopted accounting updates included in ASC 860, Transfers and Servicing Topic, effective January 1, 2009, which require an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction unless certain criteria are met. The updates to ASC 860 are to be applied prospectively for new transactions entered into after the adoption date. The adoption did not have a material effect on our financial condition.

We adopted further accounting changes described in ASC 860, Transfers and Servicing Topic, as of January 1, 2010, which eliminate the concept of a qualifying special purpose entity, require that a transferor consider all arrangements made contemporaneously with, or in contemplation of, a transfer of assets when determining whether derecognition of a financial asset is appropriate, clarify the requirement that a transferred financial asset be legally isolated from the transferor and any of its consolidated affiliates, stipulate that constraints on a transferee's ability to freely pledge or exchange transferred assets causes the transfer to fail sale accounting, and define participating interests and provides guidance on derecognizing participating interests. The adoption did not have an effect on our financial condition.

(p) Foreign Currency Translation

Assets and liabilities of foreign subsidiaries having non-U.S. dollar functional currencies are translated at exchange rates at the end of a period.

(q) Use of Estimates

Our management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the Consolidated Statement of Financial Condition in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates. Current economic conditions increased the risks and complexity of the judgments in these estimates.

(2) Cash, Cash Equivalents, and Short-Term Investments

We generally invest our excess cash in money market funds and other short-term investments. Cash equivalents include highly liquid investments not held for resale with original maturities of three months or less. The following are financial instruments that are cash and cash equivalents or are deemed by our management to be generally readily convertible into cash as of December 31, 2009 (in thousands):

Cash in banks	$	36,979
Money market investments		1,499,975
Total cash and cash equivalents		1,536,954
Cash and securities segregated (1)		1,089,377
	$	2,626,331

(1) In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, we, as a broker-dealer carrying client accounts, are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients.

(3) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

The following is a summary of the fair value of major categories of financial instruments owned and financial instruments sold, not yet purchased, as of December 31, 2009 (in thousands):

	Financial instruments owned	Financial instruments sold, not yet purchased
Corporate equity securities	$ 1,024,969	$ 934,128
Corporate debt securities	1,701,168	1,253,540
U.S. Government and agency obligations	1,355,478	1,351,827
Mortgage- and asset-backed securities	3,041,385	21,474
Loans and other receivables	2,047	—
Derivatives	5,733	9,540
Investments at fair value	22,358	—
	$ 7,153,138	$ 3,570,509

Financial instruments owned includes securities pledged to creditors. The following is a summary of the fair value of major categories of securities pledged to creditors as of December 31, 2009 (in thousands of dollars):

	Securities pledged to creditors
Equity securities	$ 537,602
Fixed income securities	4,662,574
	$ 5,200,176

At December 31, 2009, the approximate fair value of collateral received by us that may be sold or repledged by us was $11.0 billion. This collateral was received in connection with resale agreements and securities borrowings. At December 31, 2009, a substantial portion of this collateral received by us had been sold or repledged.

The following is a summary of our financial assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2009 by level within the fair value hierarchy (in thousands):

	As of December 31, 2009				
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total
Assets:					
Financial instruments owned:					
Corporate equity securities	$ 980,088	$ 28,886	$ 15,995	$ -	$ 1,024,969
Corporate debt securities	-	1,644,113	57,055	-	1,701,168
U.S. government and federal agency securities	818,493	367,689	-	-	1,186,182
U.S. issued municipal securities	-	127,346	420	-	127,766
Foreign government issued securities	9,929	31,601	-	-	41,530
Residential mortgage-backed securities	-	2,573,124	104,836	-	2,677,960
Commercial mortgage-backed securities	-	307,068	3,215	-	310,283
Other asset-backed securities	-	53,032	110	-	53,142
Loans and other receivables	-	-	2,047	-	2,047
Derivatives	215,297	13,123	-	(222,687)	5,733
Investments at fair value	-	-	22,358	-	22,358
Total financial instruments owned	$ 2,023,807	$ 5,145,982	$ 206,036	$ (222,687)	$ 7,153,138
Liabilities:					
Financial instruments sold, not yet purchased:					
Corporate equity securities	$ 927,509	$ 6,619	$ -	$ -	$ 934,128
Corporate debt securities	-	1,253,540	-	-	1,253,540
U.S. government and federal agency securities	1,349,906	1,911	-	-	1,351,817
U.S. issued municipal securities	-	10	-	-	10
Residential mortgage backed securities	-	21,474	-	-	21,474
Derivatives	223,605	3,753	4,879	(222,697)	9,540
Total financial instruments sold, not yet purchased	$ 2,501,020	$ 1,287,307	$ 4,879	$ (222,697)	$ 3,570,509

Of our investments at fair value at December 31, 2009, approximately $10.5 million represents investments in entities that have the characteristics of an investment company. The following table provides further information about those investments at December 31, 2009:

	December 31, 2009		
(in thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)
Equity Long/Short Hedge Funds [a] [h]	$ 62	$ -	Quarterly, Semiannually
Equity Long/Short Hedge Funds - International[b] [h]	71	-	
High Yield Hedge Funds[c] [h]	853	-	
Fund of Funds[d] [h]	720	-	Annually
Private Equity Funds[e] [h]	6,047	3,532	
Other Investments[f]	3,429	-	At Will
Total[g]	$ 11,181	$ 3,532	

(a) This category includes an investment in a hedge fund that invests in both long and short equity securities in both domestic and international markets. This hedge fund may invest in securities in both public and private sectors. This investment cannot be redeemed as it is in liquidation and distributions will be received through the liquidation of the underlying assets of the funds. We are unable to estimate when the underlying assets will be liquidated.

(b) This category includes an investment in a hedge fund that invests in foreign technology equity securities, which has no redemption provisions. Distributions are received through the liquidation of the underlying assets of the fund, which is estimated to be within one to two years.

(c) This category includes investments in funds that invest in U.S. public high yield debt, private high yield investments, senior bank loans, public leveraged equities, distressed debt, private equity investments and emerging markets debt. There are no redemption provisions and distributions are received through the liquidation of the underlying assets of the funds. These funds are currently in liquidation; however, we are unable to estimate when the underlying assets will be fully liquidated.

(d) This category includes investments in funds of funds that invest in various private equity funds. These investments have been approved for redemption and the funds' net asset value is expected to be received within the first quarter of 2010.

(e) This category includes investments in private equity funds that invest in the equity of various U.S. private companies in the energy, technology, internet service and telecommunication service industries including acquired or restructured companies. These investments can never be redeemed; distributions are received through the liquidation of the underlying assets of the funds. These investments are expected to liquidate in one to eleven years.

(f) These investments are held on behalf of a Jefferies' deferred compensation plan measured at net asset value.

(g) Investments at fair value in the Consolidated Statement of Financial Condition include $11.2 million of direct investments which are not investment companies and therefore are not part of this disclosure table.

(h) Fair value has been estimated using the net asset value derived from each of the funds' partner capital statements.

(4) Financial Instruments

Off-Balance Sheet Risk

We have contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to sell, financial instruments sold but not yet purchased, repurchase agreements, future purchases and sales of foreign currencies, securities transactions on a when-issued basis, options contracts, futures index contracts, commodities futures contracts and underwriting. Each of these financial instruments and activities contains varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon our Consolidated Statement of Financial Condition.

Derivative Financial Instruments

Our derivative activities are recorded at fair value in the Consolidated Statement of Financial Condition. Acting in a trading capacity, we may enter into derivative transactions to satisfy the needs of our clients and to manage our own exposure to market and credit risks resulting from our trading activities.

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. In addition, we may be exposed to legal risks related to derivative activities. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with our other trading-related activities. We manage the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of our firmwide risk management policies. In connection with our derivative activities, we may enter into master netting agreements and collateral arrangements with counterparties. These agreements provide us with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default.

The fair value of derivative assets and derivative liabilities are presented on the Consolidated Statement on Financial Condition in Financial Instruments Owned – Derivatives and Financial Instruments Sold, Not Yet Purchased – Derivatives net of cash paid or received under credit support agreements and on a net counterparty basis when a legal right to offset exists under a master netting agreement. (See Notes 3 and 10 for additional disclosures about derivative instruments.)

The following table presents the fair value gross of counterparty netting and cash collateral received and pledged, and related notional amounts of derivative contracts at December 31, 2009 categorized by predominant risk exposure:

(in thousands)	December 31, 2009			
	Assets		Liabilities	
	Fair Value	Notional Amount	Fair Value	Notional Amount
Interest rate contracts	$ 12,139	$ 62,514	$ 6,409	$ 87,045
Foreign exchange contracts	—	5,495	—	14,868
Equity contracts	216,281	3,541,773	225,828	8,856,790
Total	228,420	$ 3,609,782	232,237	$ 8,958,703
Counterparty/cash-collateral netting	(222,687)		(222,697)	
Total per Consolidated Statement of Financial Condition	$ 5,733		$ 9,540	

We had exchange-traded derivative assets of $5.7 million as of December 31, 2009. We did not hold any OTC derivative assets as of December 31, 2009. The following tables set forth the remaining contract maturity of the fair value of OTC derivative liabilities as of December 31, 2009:

(in thousands)	OTC derivative liabilities (1)	
	1 – 5 Years	Total
Equity options	$ 4,879	$ 4,879

(1) At December 31, 2009, we had exchange-traded derivative liabilities of $4.6 million.

Credit Risk

In the normal course of business, we are involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash, margin or delivery versus payment basis. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date or to the extent of margin balances.

We seek to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. We may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed to receive, we may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentration of Credit Risk

As a securities firm, our activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, banks and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. We seek to control

our credit risk and the potential risk concentration through a variety of reporting and control procedures, including those described in the preceding discussion of credit risk.

(5) Securitization Activities and Variable Interest Entities ("VIEs")

Securitization Activities

We engage in securitization activities related to residential and commercial mortgage-backed and other asset-backed securities. In our securitization activities, we use special purpose entities ("SPEs"). We do not consolidate certain securitization vehicles, commonly known as qualifying special purpose entities ("QSPEs"), if they meet certain criteria regarding the types of assets and derivatives they may hold, the types of sales they may engage in and the range of discretion they may exercise in connection with the assets they hold. The determination of whether a SPE meets the criteria to be a QSPE requires considerable judgment, particularly in evaluating whether the permitted activities of the SPE are significantly limited and in determining whether derivatives held by the SPE are passive and non-excessive.

We derecognize financial assets transferred in securitizations when we have relinquished control over such assets. Transferred assets are carried at fair value prior to securitization. We act as placement or structuring agent in connection with the beneficial interests issued by securitization vehicles.

The following table presents the total assets (unpaid principal amount) of, and retained interests in, QSPEs at December 31, 2009 to which we, acting as transferor, have transferred assets and for which we received sale accounting treatment (in millions):

Securitization Type	Total QSPE Assets	Retained Interests (1)
Residential mortgage-backed securities	$ 1,483.5	$ 104.8
Commercial mortgage-backed securities	641.7	9.2

(1) At December 31, 2009, 100% of our retained interests in these securitizations are AAA-rated.

We have not provided financial or other support to these QSPEs during the year ended December 31 2009. We have no explicit or implicit arrangements to provide additional financial support to these QSPEs and have no liabilities related to these QSPEs at December 31 2009. Although not obligated, we may make a market in the securities issued by the QSPEs. In these market-making transactions, we buy these securities from and sell these securities to investors. Securities purchased through these market-making activities are not considered to be retained interests, although the securities are included in Financial instruments owned – mortgage- and asset-backed securities.

Variable Interest Entities

Variable interest entities ("VIEs") are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, direct or implied.

We hold significant variable interests in VIEs in which we are not the primary beneficiary and accordingly do not consolidate. Determining whether an interest in a VIE is significant is a matter of judgment and is based on an assessment of our exposure to the overall assets and liabilities of a VIE. We do not consolidate these VIEs as we do not absorb a majority of the entity's expected losses or receive a majority of its expected residual returns as a result of holding these variable interests. We have not provided financial or other support to these VIEs during the year ended December 31, 2009. We have no explicit or implicit arrangements to provide additional financial support to these VIEs and have no liabilities related to these VIEs at December 31, 2009.

We purchase and sell variable interests in VIEs, which primarily issue mortgage-backed and other asset-backed securities, in connection with our trading and market-making activities. Our variable interests in these VIEs consist of mortgage and asset-backed securities and are accounted for at fair value and included in Financial instruments owned on our Consolidated Statement of Financial Condition.

The following table presents total assets in these nonconsolidated VIEs and our maximum exposure to loss associated with these non-consolidated VIEs in which we hold significant variable interests at December 31, 2009 (in millions):

	VIE Assets (1)	Maximum exposure to loss in non-consolidated VIEs (2)	Carrying Amount
Mortgage- and asset-backed vehicles	$ 122,314.5	$ 450.7	$ 450.7

(1) VIE assets represent the unpaid principal balance of the assets in these vehicles at December 31, 2009.
(2) Our maximum exposure to loss in non-consolidated VIEs is limited to our investment.

(6) Receivable From, and Payable to, Brokers and Dealers

The following is a summary of the major categories of receivable from, and payable to, brokers and dealers as of December 31, 2009 (in thousands):

	Receivable	Payable
Securities failed to deliver / receive	$ 48,468	$ 85,313
Receivable from trades in process of settlement, net	314,604	—
Receivable from / payable to clearing organizations	127,484	224,487
Other	4,967	13,152
	$ 495,523	$ 322,952

(7) Acquisitions

Depfa

On March 27, 2009, we acquired 100% of the membership interests of Depfa First Albany Securities LLC ("Depfa"), a leading New York City-based municipal securities broker-dealer that provides integrated investment banking, advisory, and sales and trading services. As of March 31, 2009, Depfa has been merged into Jefferies.

The Depfa acquisition is being accounted for under the acquisition method of accounting. Accordingly, the purchase price is allocated to the acquired assets and liabilities based on their estimated fair values at acquisition date as summarized in the following table. Goodwill of $568,000 is measured as the excess of the cash consideration over fair value of net assets acquired, including identified intangible assets, and represents the value expected from the synergies and economies of scale created from combining Depfa's municipal securities business with our full-service sales and trading, and investment banking capabilities. All goodwill is assigned to our capital markets segment and is expected to be deductible for income tax purposes.

The following table presents the consideration paid for Depfa and the amounts of the assets acquired and liabilities assumed at the acquisition date (in thousands):

Cash consideration	$ 38,760
Recognized assets and assumed liabilities:	
Cash	$ 300
Financial instruments owned	31,458
Receivable from broker	16,691
Premises and equipment	155
Intangible assets	1,151
Other assets	2,781
Financial instruments sold, not yet purchased	(1,084)
Other liabilities	(13,260)
Total identifiable net assets	$ 38,192

Goodwill

The following is a summary of goodwill activity for the year ended December 31, 2009 (in thousands):

Balance, beginning of period	$ 243,773
Add: Contingent Consideration	10,057
Add: Acquisition	568
Balance, end of period	$ 254,398

The acquisition of Randall & Dewey contained a five-year contingency for additional consideration to the selling owners, based on future revenues. This additional consideration is paid in cash annually by the Parent who does not seek reimbursement as such payment is deemed to be a capital contribution. There is no contractual dollar limit to the potential of additional consideration.

The acquisitions listed above were not considered material based on the small percentage each represents of our total assets and equity.

(8) Employee Benefit Plans

Certain employees of ours are covered by a defined benefit pension plan sponsored by the Parent. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Benefits are based on years of service and the employee's career average pay. The Parent's funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes. The plan assets consist of approximately 50% equities, 47% fixed income and 3% other securities in 2009. Effective December 31, 2005, benefits under the pension plan have been frozen.

We also participate in various benefit plans of the Parent covering substantially all employees, including an Employee Stock Purchase Plan (ESPP) designed to qualify under Section 423 of the Internal Revenue Code (IRC) and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC.

We also participate in a stock ownership and long-term incentive plan (the Plan) sponsored by the Parent. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance awards, restricted stock units, dividend equivalents or other stock based awards.

(9) Income Taxes

Our operations are included in the consolidated Federal income tax return of the Parent. Substantially all income tax payables are due to the Parent. We account for income taxes on a separate-return basis.

The cumulative tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2009 are presented below (in thousands):

Deferred tax assets:		
Long-term compensation	$	282,341
Other		9,969
Total deferred tax assets		292,310
Deferred tax liabilities:		
Goodwill amortization		28,514
Other		9,610
Total deferred tax liabilities		38,124
Net deferred tax asset, included in other assets	$	254,186

There was no valuation allowance for deferred tax assets as of December 31, 2009. We believe it is more likely than not that we will generate sufficient taxable income in the future to realize the deferred tax asset.

There is a current tax payable of $6,378,000 at December 31, 2009.

We had gross unrecognized tax benefits of $22,321,000 at December 31, 2009.

We are subject to U.S. federal income tax as well as income tax in multiple state jurisdictions. We file a consolidated U.S. Federal, and state combined or unitary income tax returns, with our parent company Jefferies Group, Inc. In addition to filing state combined or unitary income tax returns, we also file other separate state income tax returns that are not consolidated with the Parent.

We are currently under examination by the Internal Revenue Service and other major tax jurisdictions. We do not expect that resolution of these examinations will have a material effect on the Consolidated Statement of Financial Condition.

The table below summarizes the earliest tax years that are subject to examination in the major tax jurisdictions in which we operate:

Jurisdiction	Tax Year
United States	2006
New Jersey	2005
New York State	2001
New York City	2003
California	2004

(10) Commitments, Contingencies and Guarantees

The following table summarizes other commitments and guarantees at December 31, 2009:

	Notional / Maximum Payout	Maturity Date				
		2010	2011	2012 and 2013	2014 and 2015	2016 and Later
	(Dollars in Millions)					
Equity commitments	$ 3.5	—	$ 0.6	$ 0.8	$ 0.4	$ 1.7
Loan commitments	$ 5.0	$ 5.0	—	—	—	—
Derivative contracts - non-credit related	$ 35,642.0	$ 30,418.7	$ 5,218.1	$ 5.2	—	—

The following table summarizes the external credit ratings of the underlyings or referenced assets for credit related guarantees and derivatives:

	Notional / Maximum Payout	External Credit Rating	
		A	Unrated
	(Dollars in Millions)		
Loan commitments	$ 5.0	—	$ 5.0

Equity Commitments

On May 12, 2005, we committed to invest an aggregate of $1.5 million in JCP Partners IV L.L.C. and its related parallel funds. As of December 31, 2009, we funded approximately $1.2 million of our aggregate commitment leaving $300,000 unfunded.

As of December 31, 2009, we had commitments to invest up to $3.2 million in various other investments.

Loan Commitments

From time to time we make commitments to extend credit to investment-banking clients in loan syndication and acquisition-finance transactions. These commitments and any related drawdowns of these facilities typically have fixed maturity dates and are contingent on certain representations, warranties and contractual conditions applicable to the borrower. We define high yield (non-investment grade) as debt securities or loan commitments to companies rated BB+ or lower or equivalent ratings by recognized credit rating agencies, as well as non-rated securities or loans that, in management's opinion,

are non-investment grade. As of December 31, 2009, we had $5.0 million of high yield loan commitments outstanding.

Derivative Contracts

We disclose certain derivative contracts meeting the definition of a guarantee under U.S. generally accepted accounting principles. Such derivative contracts include written equity put options. At December 31, 2009, the maximum payout value of derivative contracts deemed to meet the definition of a guarantee was approximately $35,642.0 million. For purposes of determining maximum payout, notional values are used; however, we believe the fair value of these contracts is a more relevant measure of these obligations because we believe the notional amounts overstate our expected payout. At December 31, 2009, the fair value of such derivative contracts approximated $(39.0) million. In addition, the derivative contracts deemed to meet the definition of a guarantee under U.S. generally accepted accounting principles are before consideration of hedging transactions. We substantially mitigate our risk on these contracts through hedges, such as other derivative contracts and/or cash instruments. We manage risk associated with derivative contracts meeting the definition of a guarantee consistent with our risk management policies.

Other Guarantees

In the normal course of business we provide guarantees to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. Our obligations under such guarantees could exceed the collateral amounts posted; however, the potential for us to be required to make payments under such guarantees is deemed remote.

Leases

As a lessee, we lease certain premises and equipment under noncancelable agreements expiring at various dates through 2022 which are operating leases. Future minimum lease payments for all noncancelable operating leases at December 31, 2009 are as follows (in thousands):

	Gross	Sub-leases	Net
2010	$ 42,659	$ 4,882	$ 37,777
2011	39,858	4,901	34,957
2012	37,153	4,987	32,166
2013	36,524	5,033	31,491
2014	31,109	4,468	26,641
Thereafter	94,185	4,430	89,755

(11) Related Party Transactions

We entered into a subordinate loan agreement with the Parent in the amount of $500.0 million effective December 7, 2009 which is included in Long-term debt on the Consolidated Statement of Financial Condition. The subordinate loan agreement bears interest of 9% annually for a term of 5 years and will automatically extend for additional one year periods, unless terminated. The subordinated loan is available in computing net capital under the SEC's uniform net capital rule. To the extent that the subordinated loan is required for our continued compliance with minimum net capital requirements, it may not be repaid.

Our employees participate in the share-based compensation plans of the Parent.

Amounts outstanding to and from related parties are reflected in the Consolidated Statement of Financial Condition as set forth below (in thousands):

	Assets	Liabilities
Amounts due from/ due to Parent	$ —	$ 1,231,472
Amounts due from/ due to affiliates other than Parent	46,294	163,872
	$ 46,294	$ 1,395,344

Advances from the Parent are generally payable on demand. We believe amounts arising through related party transactions are reasonable and approximate amounts that would have been recorded if we operated as an unaffiliated entity.

(12) Net Capital Requirement

We are subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of minimum net capital. We have elected to use the alternative method permitted by Rule 15c3-1, which requires that we maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2009, we had net capital of $826,438,000, which was 34% of aggregate debit balances and $777,316,000 in excess of required net capital.

We are also subject to the customer protection requirements of SEC Rule 15c3-3. We had a customer reserve requirement of $988,053,000 as of December 31, 2009.

As a clearing broker we have agreed to compute a reserve requirement for the proprietary accounts of introducing brokers (the PAIB Reserve Formula). As of December 31, 2009 our reserve requirement under the PAIB Reserve Formula was $10,075,000, as defined by SEC Rule 15c3-3.

(13) Subsequent Events

We have evaluated whether events or transactions have occurred after December 31, 2009 that would require recognition or disclosure in the Consolidated Statement of Financial Condition through February 26, 2010, which is the date of issuance of this financial statement.



JEFFERIES & COMPANY, INC.
AND SUBSIDIARIES
(SEC Identification No. 8-15074)

Consolidated Statement of Financial Condition
December 31, 2009

(With Independent Auditors' Report Thereon)